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                              May 6, 2024

       Barry N. Berlin
       Chief Financial Officer
       Creative Media & Community Trust Corp
       5956 Sherry Lane, Suite 700
       Dallas, TX 75225

                                                        Re: Creative Media &
Community Trust Corp
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-13610

       Dear Barry N. Berlin:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Annual Report on Form 10-K for fiscal year ended December 31, 2023

       Item 1. Business, page 2

   1. We note your disclosure in footnote one on page 53 that a tenant exercised their early termination right in
2023 and that on page 23 you indicate that tenants may be able to exercise their early
termination rights, to the extent available. Please tell us and revise future filings to
clarify the percentage of your occupied properties that have tenants with early termination
provisions and discuss the impact to you from tenants exercising such provisions, including
the number of tenants that have exercised that provision over the past two years and the
amount of impacted square footage.
       Item 2. Properties, page 50

   2. We note your disclosure on page 50 that one office property is being partially converted into multifamily use,
that your Unconsolidated Joint Ventures contain one multifamily site currently under
development, and that you have several other properties to be developed, potentially into
multifamily. Please tell us and revise future filings to disclose the anticipated completion
date, scope of development, costs incurred to date and budgeted costs for any sites
currently under development.
 Barry N. Berlin
Creative Media & Community Trust Corp
May 6, 2024
Page 2
3. We note your definition of annualized rent on page 1. We also note that you have included footnote disclosure regarding the impact of abatements on your office properties in footnote 3 on page 57, but you did not include the impact of abatements in your footnote disclosure to the office property tables on page 58. Further, we note that you did not include disclosure regarding the impact of free rent, tenant reimbursements, and tenant concessions on page 58 for your multifamily properties. Please tell us and revise future filings to disclose your average effective annual rent per square foot and add footnote disclosure to clarify how the average effective rent takes into account tenant concessions and abatements.
4. We refer to your statement on page 2 that you are focused on Class A and creative office real assets. For each property, please tell us and revise future filings to disclose the class of the office building. Please clarify if the class of building is impacting your ability to renew leases or obtain new tenants, and the impact on leasing costs associated with renewing or re-letting a particular space.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kellie Kim at 202-551-3129 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Stacie Gorman at 202-551-3585 with any other questions.



                                                              Sincerely,
FirstName LastNameBarry N. Berlin
                                                   Division of Corporation
Finance
Comapany NameCreative Media & Community Trust Corp
                                                   Office of Real Estate &
Construction
May 6, 2024 Page 2
cc:       Patrick S. Brown
FirstName LastName